                                                                    Exhibit 14.1

                                     EMC/2/

                             where information lives

Dear Fellow Employees:

Integrity is an essential EMC corporate value. Through the years, EMC employees have conducted themselves with integrity. EMC is committed to continuing that tradition, and we expect our employees and agents to share that commitment. We demonstrate integrity through ethical conduct, honesty, accountability, respect for others, and compliance with the law.

In most cases, your own sense of right and wrong, sound judgment, and common sense will lead you to the appropriate course of action. However, EMC recognizes that the business environment in which we function is complex. Therefore, the Office of the General Counsel has prepared these Guidelines to provide you with information about the standards of integrity and professional and ethical conduct that you are expected to maintain. Each of you is responsible for complying with these Guidelines. EMC managers are also responsible for monitoring compliance within their organizations.

Because many situations are unique, these Guidelines are not intended to provide you with comprehensive solutions to every issue that may arise. Instead, they are intended to raise your awareness, to provide you with a reference if you are uncertain, and to encourage you to come forward to your manager or the Office of the General Counsel with any ethical or legal problems you may encounter.

Integrity and compliance with laws are essential to our continued success. Besides its intrinsic value, integrity is essential to EMC's long-term relationships with our most vital constituency, our customers. The failure of any EMC employee to act with integrity and in a lawful manner can result in severe consequences for the employee and the company. I urge you to familiarize yourself with these Guidelines and follow them closely.

Sincerely,

Joseph M. Tucci
President and Chief Executive Officer

                                 EMC CORPORATION
                           BUSINESS CONDUCT GUIDELINES

ACT WITH INTEGRITY

EMC's expectations concerning the behavior of its employees do not differ substantially from the personal expectations most employees set for themselves. You are expected to act with integrity. This means that you should:

..  be honest and ethical in all of your dealings;
..  comply with all laws and seek help if you have any uncertainty;
..  adhere to all EMC policies;
..  be respectful of others, including your fellow employees;
.. be accountable, responsible and do what you say you are going to do; and .. do what is right.

OBEY THE LAW AND EMC POLICY

EMC conducts its business in accordance with all applicable laws. You are expected to conduct yourself in the same manner. Compliance with the law is a minimum expectation. Personal integrity may, and often will, involve a standard higher than what exists under the law. You should direct any questions you have about these Guidelines or a legal compliance matter to your manager and/or the Office of the General Counsel.

You are also expected to act in accordance with EMC's policies, which are available either electronically on Channel EMC or through your manager or the Office of the General Counsel. Certain EMC policies are summarized below.

In some locations outside the U.S., local laws and business practices are less restrictive than EMC policies or these Guidelines. Nevertheless, as an EMC employee you are expected to comply with EMC policies and these Guidelines.

COMPLY WITH THE ANTITRUST LAWS

The objective of the antitrust laws is to protect and promote competition and free enterprise. As set forth more fully in EMC's Antitrust Guidelines, antitrust laws prohibit certain practices which unreasonably restrain trade, including for example price fixing. You must fully comply with the antitrust laws and EMC's Antitrust Guidelines. Any violation may result in severe discipline and civil and criminal penalties for you and EMC.

DO NOT ENGAGE IN INSIDER TRADING

As set forth in EMC's Insider Trading Policy, it is against the law and you are prohibited from buying or selling EMC securities if you are aware of "inside" information, that is, material non-public information about EMC. You may also become aware of inside information about other companies, such as EMC's partners, suppliers and customers, through your work at EMC. You are similarly prohibited from buying or selling securities of such other company if you are aware of inside information about that other company. You may not pass along any inside information to others, such as friends or relatives who may rely on that information to trade securities of EMC or such other company. In addition, you may not engage in any form of short selling, hedging, puts or calls or options trading in EMC stock.

PROTECT EMC'S CONFIDENTIAL AND PROPRIETARY INFORMATION

Misusing or disclosing information that EMC considers confidential, both during and after your employment with EMC, is prohibited and is a violation of your Key Employee Agreement. Such disclosure may also result in serious damage to EMC and you.

All EMC related documents in any tangible or electronic form, in your possession or control, no matter where they are located, are the property of EMC. Both during your employment with the Company and thereafter, you are prohibited from using such documents for your own benefit or disclosing them to anyone outside of EMC. Any such taking, downloading or other prohibited use or disclosure of EMC documents constitutes theft of EMC property and may be deemed to be a misappropriation of EMC trade secrets.

Additionally, you should take steps to prevent inadvertent disclosure of confidential or proprietary information. You should not discuss any non-public or confidential information of EMC with outsiders, including family and friends, and you should not discuss such information in any public place, such as an elevator, restaurant or airplane. You should not post any EMC information on Internet chat boards. When you are away from EMC's premises, you should take special care to protect EMC's proprietary information, in both hard copy and electronic form, to prevent inadvertent disclosure in public places.

You are likely to meet, talk to, or attend functions with individuals who work for EMC's competitors, partners, suppliers or customers. When you come into contact with such individuals, even where the interaction seems innocent, be cautious about what you say. Do not discuss anything relating to confidential information with any of these people. Inform management or the Office of the General Counsel of any attempts by outsiders to obtain EMC confidential information.

Do not answer any request for information, proprietary or otherwise, from outside EMC unless you are specifically authorized to do so.

Below is a list of contacts for particular types of requests:

    Requests from securities analysts              Investor Relations
    or investors                                   508-293-7332

    Requests from reporters and news media         Public Relations
                                                   508-293-7109

    Requests for information from governmental     Office of the General Counsel
    authorities or outside attorneys, or other     508-293-7267
    requests of a legal nature

    Requests for personnel references or employment    Human Resources
    verifications, or other requests about current     900-555-0170
    or former EMC employees.

    Requests for salary verification                   Payroll Department
    must be made in writing (mail or fax) to:          (fax:  508-614-6769)

DO NOT GIVE OR ACCEPT QUESTIONABLE GIFTS

With respect to non-government personnel, gift giving is proper only to create good will. It is improper to give a gift to influence the recipient or to obligate the recipient to do business with the giver. For example, it is improper to seek special favors by offering to provide use of accommodations (including lodges, resorts, homes or condominiums), use of transportation (including vehicles, boats or aircraft), lavish gifts or entertainment, assistance in securing loans or cash payments.

Unless prohibited by the customer's own policies, it is appropriate to pay for a customer's meals and entertainment or to invite a customer to a sporting event or outing, provided the expenses of doing so are reasonable. It is permissible to give a customer a gift on special occasions, as long as the gift does not seek, and does not create the appearance of seeking special favors. It is also appropriate to invite customers to education or training seminars sponsored by EMC, subject to management approval. On such occasions, EMC may pay the customer's reasonable travel expenses and give the customer a business-related gift of reasonable value as a memento of the occasion.

With respect to government personnel, it is improper and illegal, either directly or indirectly, to provide or pay for any meal, travel, entertainment, lodging or gift. The giving of any gratuity to a government employee could subject both you and EMC to civil and criminal penalties.

Any payment or gift to a person acting in an official capacity for a foreign government designed to influence that individual's acts or decisions is improper and could subject you and EMC to substantial criminal liability for violation of the Foreign Corrupt Practices Act of 1977, as amended.

Do not solicit or accept any money. Do not solicit or accept any gift which would create the appearance that you will be influenced or obligated to do business with the giver. If a customer or supplier offers or gives you any money or a gift which would create such an appearance, reject the offer, return the money or gift and promptly inform your manager and the Office of the General Counsel.

You may not use EMC funds to give gifts to fellow employees. However, awards may be given under an EMC-sponsored recognition program, contest or promotion.

AVOID CONFLICTS OF INTEREST

An employee's activities can, intentionally or unintentionally, create a conflict of interest or an appearance of impropriety. As set forth in your Key Employee Agreement, you are to devote your full time and efforts to EMC. In general, you must avoid any activity or personal interest that creates or appears to create a conflict between your interests and the interests of EMC or that might impair, or appears to impair, your ability as an EMC employee to perform your work objectively and effectively. Some guidelines for avoiding such actual or apparent conflicts follow:

.. Do not, either directly or indirectly, become involved in any activity or business that in any way competes with EMC or might advance a competitor's interest.

.. Do not acquire a financial interest in, or engage in any activity or business with any supplier, competitor, customer, distributor, or other organization that could create a conflict of interest or compromise your loyalty to EMC.

.. Be particularly cautious if a friend or relative is employed by a competitor or supplier of EMC. Even where the risk to EMC's interests from such a relationship seems remote, you must exercise particular care not to disclose confidential information inadvertently.

.. Do not accept any personal benefits from EMC that have not been duly authorized and approved pursuant to EMC policy and procedure, including any loans or guarantees of personal obligations by EMC.

.. Do not participate individually in any business or investment opportunity of which you learned through your position at EMC. You should direct any such opportunities to EMC by informing your manager.

.. Do not associate EMC with, or indicate EMC support for, any civic, religious, political or professional association without approval from EMC. In addition, you are not authorized to speak on any public issues or to make any kind of campaign contribution as a representative of EMC.

.. If you are involved with selecting a supplier, be sure to do so only on the basis of price, quality, performance and suitability of the product or service. Do not favor a supplier for reasons which could imply improper conduct or conflict of interest.

Because the facts of any such situation may differ, you must seek clarification from your manager or the Office of the General Counsel before proceeding with any activity that might be construed as creating a conflict of interest. The activities of your immediate family members may also be construed as creating a conflict of interest. You should seek guidance from your manager or the Office of the General Counsel with respect to these activities also.

If you are aware of any transaction or relationship that reasonably could be expected to give rise to a conflict of interest, you must disclose such transaction or relationship to the Office of the General Counsel.

TREAT FELLOW EMPLOYEES WITH DIGNITY AND RESPECT

It is vital that EMC employees treat each other with respect. As set forth in EMC's equal employment policies, including EMC's Harassment Policy, EMC will not tolerate discrimination or harassment of any kind. If you engage in such conduct, you will be subject to discipline and you may expose yourself and EMC to liability.

HANDLE THE TRADE SECRETS AND CONFIDENTIAL INFORMATION OF OTHERS WITH CARE

EMC competes vigorously, but fairly. You may use any publicly available information about EMC's competitors or other companies, but you may not unlawfully acquire or misuse the trade secrets or other confidential information of another company. EMC does not condone the use of any improper means, such as cash payments, favors, or hiring a competitor's employees to acquire confidential information of other companies.

Even if you receive information about another company through legitimate means, you need to determine if the information is confidential and whether its use is restricted. For example, check written documents for labels that designate them as private or confidential. Before receiving what you know to be confidential information, you should establish the terms for its use. This may require the execution of a "confidentiality agreement," which restricts the use, disclosure, or distribution of the information. Once you have received confidential information through legitimate means, you should use, copy, disclose, or distribute it only in accordance with the terms of any relevant "confidentiality agreement."

You must also abide by the lawful obligations that you have to your former employer(s). These obligations may include restrictions on the use and disclosure of confidential information or solicitation of former colleagues to work at EMC, or non-competition agreements. If you have any questions regarding these obligations you should contact the Office of the General Counsel.

BE HONEST AND TRUSTWORTHY WHEN DEALING WITH CUSTOMERS AND VENDORS

Customer satisfaction is a paramount goal of EMC. To establish and maintain strong and long-lasting relationships, we must be honest and trustworthy in all of our dealings with customers. The development of long-term relationships supersedes expedient alternatives.

If you are involved in proposals, bids or contract negotiations with customers or vendors, you must communicate honestly. Once a valid contract is entered into, both EMC and the customer or vendor must adhere to its terms. You should not enter into an agreement on behalf of EMC if you believe that EMC will not be able to adhere to its terms. Do not take advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

COMPLY WITH EMC'S SIGNATORY AUTHORITY POLICY

You must comply with EMC's Signatory Authority Policy, which is part of EMC's Corporate Policies and Procedures. You may not enter into any contract or commit EMC resources unless you are authorized to do so under this policy. Any employee acting in violation of this policy shall have no authority to bind EMC.

DO NOT MISUSE EMC'S PROPERTY OR EQUIPMENT

You should take all reasonable steps to protect against loss, theft, or misuse of any EMC asset. Moreover, EMC's facilities, communication networks, and property are to be used only to conduct EMC business or for purposes authorized by management. You may not perform any personal or non-EMC work in EMC facilities, on EMC time, or using EMC training, tools, materials or resources.

MAINTAIN AND PROVIDE ACCURATE AND HONEST BUSINESS RECORDS AND FINANCIAL REPORTS

EMC's books and records must reflect all transactions included in its results of operations and financial position truthfully, accurately, and in compliance with generally accepted accounting principles. EMC also has strict reporting obligations under certain statutes, including the Foreign Corrupt Practices Act of 1977, as amended, and the securities laws. It is therefore essential that you report all business transactions honestly, accurately and in compliance with all EMC policies and procedures. For example, all employees must provide truthful and accurate reports of expenses and time. All sales employees must provide truthful, accurate and complete paperwork relating to sales transactions. Falsification of business documentation, whether or not it results in personal gain, is never permissible and may result in penalties to EMC and you.

ENSURE FULL, FAIR, ACCURATE, TIMELY AND UNDERSTANDABLE DISCLOSURE AND FINANCIAL REPORTING

As a public company, EMC is required to file periodic and other reports and documents with the Securities and Exchange Commission and to make other public communications. EMC must provide accurate, complete and timely disclosure in those SEC reports and documents and in its other public communications, including disclosure of EMC's financial results and financial condition. Accordingly, you must fully meet your responsibilities to ensure that EMC's financial reports and records are in strict compliance with all applicable laws, generally accepted accounting principles and EMC policies. You must provide information that is accurate, complete, objective, relevant, timely and understandable, act in good faith, responsibly, with due care, competence and diligence, without misrepresenting or omitting material facts or allowing your independent judgment to be subordinated, and impose and maintain appropriate controls over all assets and resources employed. These responsibilities are especially important if you are a member of EMC's Finance Department or are otherwise involved with EMC's financial reporting.

DO NOT IMPROPERLY INFLUENCE THE CONDUCT OF AN AUDIT

You must not take any action to fraudulently influence any public accountant performing an audit or review of EMC's financial statements if such action could result in making such financial statements materially misleading.

COMPLY WITH EMC'S RECORD RETENTION POLICIES

EMC's Records Management Program and other EMC policies and procedures are designed to ensure legal compliance, preservation of and access to important records, and reduction of costs associated with maintaining large volumes of unnecessary documents. They require certain documents and records to be retained for specified periods. Draft and other documents not required to be retained under such EMC policies and procedures or otherwise by applicable law should be destroyed regularly in the ordinary course of business. However, if you become aware of a subpoena or a litigation or investigation that relates to EMC and you have documents that may be relevant, you must retain and preserve those documents, including e-mails and other documents that may otherwise be automatically deleted or destroyed, until you are advised by the Office of the General Counsel otherwise. You should also promptly notify the Office of the General Counsel of any subpoena or litigation or investigation that relates to EMC for which you believe EMC may have relevant documents.

CONCLUSION

EMC takes seriously its legal and ethical obligations. As an employee of EMC, you should always conduct yourself with integrity and in compliance with laws and EMC policies, including these Guidelines. Failing to do so may put you and EMC at risk and could subject you to disciplinary action, up to and including termination of employment. By doing what is right, you help EMC move forward with continued success.

Questions and Guidance

You may have questions about your responsibilities under these Guidelines or require specific guidance about a particular situation. In these instances, you should promptly speak to your manager or the Office of the General Counsel.

Violations

If you know of or suspect a violation of applicable laws or regulations, these Guidelines, or any EMC policy, you must promptly report such violation in any of the following ways:

   . Contact the Office of the General Counsel by telephone (508-435-1000 ext. 77267), by facsimile (508-497-8079) or by e-mail (General_Counsel@emc.com)
   .  Contact EMC's hotline by telephone (877-764-0557)
   . Contact the Audit Committee of the EMC Board of Directors by e-mail (AuditCommitteeChairman@emc.com) or by mail (Alertline, PMB 3767, 13950 Ballantyne Corporate Place, Charlotte, NC 28277).

Any reported violation will be kept anonymous and confidential to the maximum extent possible. Such reports may be made anonymously by using any of the methods set forth above. Although reports of violations or suspected violations under these Guidelines may be made verbally, employees are encouraged to make any such reports in writing, which assists the investigation process.

Failure to promptly report any violation or suspected violation of applicable laws or regulations, these Guidelines, or any EMC policy is itself a violation of these Guidelines and could subject you to disciplinary action, up to and including termination of employment.

Anti-Retaliation

EMC will not retaliate against any person who provides information or otherwise assists in an investigation or proceeding regarding any conduct which the employee reasonably believes constitutes a violation of applicable laws or regulations, these Guidelines, or any EMC policy.

Waivers and Amendments

EMC reserves the right, in its discretion, to waive application of the policies set forth in these Guidelines when appropriate and to amend, modify or change these Guidelines. Any waiver of these Guidelines for EMC directors or executive officers may be made only by the EMC Board of Directors or a committee thereof. Any waiver of these Guidelines for EMC directors or executive officers, and any waiver of or change to these Guidelines that applies to EMC's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions shall, in each case, be disclosed as required by law or regulation.